Agricore United™

04 JAN -2 AM 7:21

04012184

SUPPL

December 29, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   December 23, 2003 (announcing agreement between Agricore United and Scotiabank to provide financial services under the name of Unifeed Financial)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 1/22

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

SEC File No. 82-34725

AGRICORE UNITED AND SCOTIABANK LAUNCH NEW SERVICE FOR LIVESTOCK PRODUCERS

December 23, 2003 – WINNIPEG, MANITOBA – Agricore United and Scotiabank announced today that they have finalized an agreement to provide expanded financial services to western Canadian livestock producers. These new services will be offered under the brand name "Unifeed Financial".

Livestock producers will have access to financial products from Unifeed, the Livestock Services Division of Agricore United. Administration will be handled by Unifeed's Finance operations in Okotoks, and Scotiabank will provide financing .

"The launch of Unifeed Financial means we can expand our offering of financial services to more of our livestock-producing customers," says John Dakers, Director of Finance for Unifeed in Okotoks. "This alliance takes Unifeed's strong relationship with customers and combines it with the knowledge and resources of Scotiabank. At the end of the day, we are in a better position to give our customers the product that they want."

Unifeed Financial offers loans to purchase feeder cattle and feeder hogs, as well as related feed inputs. "This new arrangement allows us to extend additional working capital to livestock producers, with terms that do not require payment until the livestock is sold," says Bob Funk, Vice President, Agriculture, Scotiabank. "It's a credit plan that works for the producer, and is a good example of customer needs being met through co-operation between service providers."

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$286 billion in assets (as at October 31, 2003), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU". Visit the Agricore United website at www.agricoreunited.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:

John Dakers
Director of Finance
Unifeed
403-938-8354

or

Peter Brown
Director, Agriculture
Scotiabank
416-866-6296